Exhibit 99.1

Espírito Santo Financial Group S.A. ("ESFG") sells treasury shares

ESFG announced the following sales of American Depositary Shares (ADSs) held in treasury:

Date of sale	Quantity	Sale Price
		(per ADS)

13 December 2002	920,000	US$17.20
19 December 2002	400,000	US$17.20

After these sales ESFG owns 3,177,414 treasury shares.

20th December 2002